271118.001(B&F)



                                                                Exhibit 21.1


                            SUBSIDIARIES OF THE REGISTRANT

Triumph Group Holdings, Inc.
The Triumph Group Operations, Inc.
Aerospace Technologies, Inc.
Triumph Group Foreign Sales Corporation
Kilroy Structural Steel Co.
Kilroy Steel, Inc.
Quality Park Products, Inc.
Triumph Controls, Inc.
Advanced Materials Technologies Inc.
Special Processes of Arizona, Inc.